UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 000-56292

Vox Royalty Corp.

(Registrant)

66 WELLINGTON STREET WEST

SUITE 5300, TD BANK TOWER BOX 48

TORONTO, ON M5K 1E6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Exhibits 99.1, 99.2 and 99.3 to this report on Form 6-K of Vox Royalty Corp. (the “Company”) are hereby incorporated by reference herein and are hereby incorporated by reference into and as exhibits to the Company’s Registration Statement on Form F-10, as amended (File No. 333-268011), under the U.S. Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vox Royalty Corp.

Date: June 13, 2023	By:	/s/ Kyle Floyd
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	UNDERWRITING AGREEMENT
99.2	CONSENT OF McCarthy Tétrault LLP
99.3	CONSENT OF Miller Thomson LLP

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